Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in this Registration Statement on Form S-1 of our auditors’ report dated February 26, 2020 on the consolidated financial statements of Zomedica Pharmaceuticals Corp. and its subsidiaries (the “Company”) for the years ended December 31, 2019 and 2018 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the condition and events that raise substantial doubt on the Company’s ability to continue as a going concern) which report was included in the Company’s Annual Report on Form 10-K filed February 26, 2020

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

May 15, 2020